Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any further amendments to the Schedule 13D with respect to beneficial ownership by the undersigned of shares of the Common Stock of Playtex Products, Inc. are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 30, 2005

CHARLESBANK EQUITY FUND II, LIMITED PARTNERSHIP

CHARLESBANK EQUITY FUND II GP, LIMITED PARTNERSHIP

CHARLESBANK CAPITAL PARTNERS, LLC

MICHAEL R. EISENSON

KIM G. DAVIS

ANDREW S. JANOWER

TIM R. PALMER

MARK A. ROSEN

By:	/s/ Tami E. Nason
Name:	Tami E. Nason
Title:	Authorized Signatory

A-1